Dejour Closes First Tranche of 2009 FT Financing with MineralFields

October 14, 2009, Vancouver, Canada.  Dejour Enterprises Ltd. (NYSE AMEX:  DEJ/TSX:  DEJ) is pleased to announce that it has closed the first tranche of its $2,000,000 non-brokered private placement announced on September 28, 2009 through the sale of 1,333,333 flow through shares at C$0.60 each, issued to the MineralFields Group, a Canadian energy investment fund, for gross proceeds of C$800,000, and the sale of 960,000 shares to other investors for gross proceeds of $576,000.  Total gross proceeds of the first tranche is $1,376,000.  The Company paid finders' fees of up to 6.5% of the proceeds in cash in connection with this sale.

“We are very pleased that the Pathway Energy Fund is the lead funding participant in the financing of a focused 3D seismic and drilling program at the Company's Woodrush Oil project in NE BC, targeted to commence late in Q4-09 ”, said Robert L. Hodgkinson, Chairman & CEO. The Woodrush/Drake production complex hosts 6 wells to date, with a 100% drilling success rate.

The Company is proceeding to conclude the sale of the balance of private placement accordingly.

This announcement does not constitute an offer to sell, nor is it a solicitation of an offer to buy, securities. The shares have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any other jurisdiction, and may not be offered or sold in the United States without registration under, or an applicable exemption from, the registration requirements of the Securities Act.

About Dejour

Dejour Enterprises Ltd. is a high growth oil and natural gas company operating multiple  exploration and production projects in North America’s Piceance / Uinta Basins (128,000 net acres) and Peace River Arch region (15,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Current production is from less than 4000 acres of the Company's 143,000 net acres of landholdings.

Dejour, headquartered in Vancouver, Canada, maintains operations offices in Denver, Colorado and Calgary, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE- Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ).

About Pathway, EnergyFields and First Canadian Securities ®

Pathway Asset Management and EnergyFields (affiliated with MineralFields Group), based in based in Toronto, Calgary and Vancouver, offer Canadian oil and gas tax-advantaged flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world.  Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds(including the Pathway Multi Series Funds Inc. corporate-class mutual fund series). Information about Pathway Asset Management is available at www.pathwayam.com and EnergyFields Group is available at www.energyfields.ca . First Canadian Securities ® is active in leading resource financings (both flow-through and hard dollar PIPE financings) on competitive, effective and service-friendly terms, and offers investment banking, mergers and acquisitions, and mining industry consulting, services to resource companies.  MineralFields and Pathway have financed several hundred mining and oil and gas exploration companies to date through First Canadian Securities ®.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

598 – 999 Canada Place,

Vancouver, BC Canada V6C 3E1

Phone: 604.638.5050  Facsimile: 604.638.5051

Email: investor@dejour.com

This release contains forward-looking information and statements, as defined by law including without limitation Canadian securities laws and the "safe harbor" provisions of the US Private Securities Litigation Reform Act of 1995 (“forward-looking statements”), respecting the Company’s plans and intentions with respect to this private placement and the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business, well drilling and operating activities and performance of the Company. Forward-looking statements involve risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by the forward-looking statements, including without limitation the ability to obtain government and other necessary approvals; dependence on third parties for services; non-performance by contractual counterparties; the risks associated with the oil and gas industry (e.g. operational risks in development; exploration and production; delays or changes in plans with respect to exploration or exploration projects or capital expenditures; the ability to obtain financing on satisfactory terms: the uncertainties of reserves estimates; the uncertainty of estimates and projections relating to production, costs and expenses, safety and environmental risks), commodity price, price and exchange rate fluctuation and uncertainties from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Forward-looking statements are based on a number of assumptions that may prove to be incorrect, including without limitation assumptions about: general business and economic conditions; the timing and receipt of required approvals; and ongoing relations with employees, partners and joint venturers. The foregoing list is not exhaustive and we undertake no obligation to update any of the foregoing except as required by law.  Important additional factors are described in the Company's period reports and other filings with the Canadian Securities Commissions which may be viewed at sedar.com and with the Securities and Exchange Commission which may be viewed at the Commission's website at http:www.sec.gov.